FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2 Date of Material Change

May 15, 2006

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on May 15, 2006

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9 Date of Report

May 15, 2006

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 4-2006	May 15, 2006

Gammon Lake Resources Announces US $40-Million Increase in
Credit Facility with Scotia Capital and Societe Generale
with Absolutely no Hedging, and Release of
First Quarter 2006 Financial Results

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce that the Company has secured commitments, subject only to execution of definitive documentation, for an additional US $40,000,000 in debt financing from Scotia Capital and Société Générale, while remaining completely unhedged for future production. This is the result of an increase to the credit facility arranged with Scotia Capital and Société Générale last year (see press release #12-2005, dated October 20, 2005 for full details of the facility). Proceeds from this facility will be applied to remaining costs related to the project including completion of the mill facilities, working capital costs, corporate development and exploration programs.

"Gammon Lake has been successful in financing all activities at the Ocampo Project without hedging future production. This is a testament to the high quality of the Ocampo deposit," commented Mr. Fred George, Chairman and President of Gammon Lake Resources. "With no hedging requirement attached to the credit facility increase and extension, Gammon Lake is well positioned to take full advantage of current gold and silver prices. More significantly, this financing option is non-dilutive and will result in maximum benefit for our shareholders."

Representatives of Scotia Capital and Société Générale visited the Ocampo Project site earlier this month as part of their due diligence, and their interest in financing this project is further evidence of the quality of the Project. Gammon Lake is extremely pleased with the relationship the Company has developed with Scotia Capital and Société Générale.

Gammon Lake is also pleased to announce first quarter results from the three month period ended March 31, 2006. Gammon Lake has changed its fiscal year end to December 31, accordingly the first quarter of the current fiscal year is for the three month period ended March 31, 2006 with comparative figures for the three month period ended April 30, 2005.

Quarter Highlights

  As of May 7, 2006, production has amounted to 5,880 ounces of gold and 110,759 ounces of silver.

  587,534 tonnes of ore, averaging 1.24 grams per tonne gold and 47.19 grams per tonne silver placed on heap leach pad as of May 7, 2006, equating to 23,365 ounces of gold and 891,364 ounces of silver, recoverable, minus recoveries to date

  Pre-commercial production of 2,578.95 ounces of gold and 53,743 ounces of silver.
  Average realized metal prices of US $546.86 per ounce of gold and US $10.12 per ounce of silver, and Company remains 100% unhedged for future production.
  Ocampo Project land position more than doubled to 10,000-hectares.

Gammon Lake commenced production from the Ocampo Open Pit Mine in the first quarter of this year, pouring the first gold-silver bar on February 1, 2006. During the quarter pre-commercial production equalled 2,578.95 ounces of gold and 53,743 ounces of silver. As of May 7, 2006 the Company had placed 587,534 tonnes of ore on the heap leach pad, averaging 1.24 grams per tonne gold and 47.19 grams per tonne silver. Using recovery rates established in the feasibility study of 87% for gold and 72% for silver, this would equate to 23,365 ounces of gold and 891,364 ounces of silver, recoverable, minus recoveries to date. Gammon Lake has been pleased with the recoveries to date and data indicates the feasibility recovery rates are attainable.

The construction of the mill for processing underground ore continued during the quarter, and the Company is targeting completion in the second quarter of 2006, with full commissioning in the third quarter of 2006. The foundry portion of the mill has been completed and construction of the remaining components is proceeding as per the Kappes, Cassiday & Associates (KCA) construction schedule.

Underground mine development continued throughout the quarter. The underground mine is on schedule to meet the 1,500 tonne per day production target as outlined in the KCA feasibility study before the mill commences operation. Sufficient sill and footwall development has been completed to date to sustain 18 stopes. This will allow the Company to achieve its targeted production of 1,500 tonnes per day from the underground.

The Company has progressed to Year 1 as outlined in the KCA feasibility study. Year 0 costs outlined in the study were projected at US $104-million, and Year 1 costs were projected at US $22-million or on a combined basis US $126-million. The Company has increased the project cost over Year 0 and Year 1 to US $140-million to cover items not outlined in the November 2004 feasibility study. Gammon Lake believes these cost measures will increase operational efficiency and allow for future growth of the Project. These items include increasing the overall size and scope of the construction on several buildings on site such as hotels, offices, warehouses, laboratory with increased capacity and contractor's camp facilities. The Company also constructed a second Merrill-Crowe facility closer to the heap leach pad that was not outlined in the feasibility study. The Company also increased the size of power plant generation facilities to accommodate future growth, and allow for sufficient back-up supply.

During the quarter, Gammon Lake secured additional 6,000-hectares of land surrounding Ocampo, increasing the Company's land position to in excess of 10,000-hectares. This will provide the Company with additional prospective ground for future exploration.

Operating costs reported in the first quarter 2006 are not necessarily indicative of costs which will be realized at feasibility levels rates of production. The Company only processed approximately 1% of its estimated total production for the first full year of commercial production. The pre-strip waste to ore ratio for the quarter was 9.33:1 during the first quarter. This higher pre-strip ratio was expected during startup; however the Company expects to realize a strip ratio of 3.2:1 upon completion of all pre-stripping. A significant amount of pre-stripping occurred in the first quarter of 2006 which increased overall operating costs during start-up.

Interim Financial Statements for the first quarter ended March 31, 2006 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com.

Gammon Lake is also pleased to report the re-election of all directors, re-appointment of auditors and approval of all resolutions at the Company's Annual and Special Meeting of shareholders in Montreal on Wednesday, May 10, 2006.

The Ocampo project is at an advanced stage of development, and Gammon Lake is moving toward becoming a mid-tier gold and silver producer. As the Company moves to the next stage of increased production and further exploration and development at Ocampo, Gammon Lake is interviewing highly skilled geologists with significant experience with major precious metals producers to fill the position of VP Exploration, upon Mr. Gregory Liller's departure.

ABOUT THE OCAMPO PROJECT

The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually. The full KCA feasibility study can be found on SEDAR at www.sedar.com.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. All of Gammon Lake's analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets
	March 31	December 31
	2006	2005
	(Unaudited)

Assets
Current
Cash and cash equivalents	$1,152,580	$6,701,543
Receivables
Commodity taxes	12,638,600	9,558,654
Other	117,024	2,747,728
Prepaids and deposits	443,948	289,736
Inventories:
Supplies	3,493,755	2,056,963
Ore stockpiles	585,957	-
Ore in process	3,381,963	-
Due from related companies (Note 10)	646,716	626,228
	20,460,543	21,980,852

Deposits on capital equipment (Note 3)	326,788	1,762,696
Long term investment (Note 4)	18,411,000	10,632,000
Mining interests and capital assets (Note 5)	257,429,405	224,579,967

	$298,627,736	$258,955,515

Liabilities
Current
Payables and accruals	$18,522,161	$10,552,274
Current portion of long-term debt and capital leases	34,187,011	24,935,455
	52,709,172	35,487,729

Long term debt and capital leases (Note 6)	39,007,240	21,203,828
Employee future benefits (Note 7)	269,581	276,126
Future income taxes	7,035,000	7,336,000
	99,020,993	64,303,683

Shareholders' Equity
Capital stock (Note 8)	233,080,123	218,974,423
Contributed surplus (Note 8)	16,514,639	20,255,579
Deficit	(49,988,019)	(44,577,870)
	199,606,743	194,651,832

	$298,627,736	$258,955,515

Nature of operations and going concern assumption (Note 1)

On behalf of the Board

"Fred George"	Director	"Brad Langille"	Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

	Three months	Three months
	ended	ended
	March 31, 2006	April 30, 2005
	(Unaudited)	(Unaudited)

Revenues
Revenues from mining operations	$2,088,038	$-

Expenses
Production costs	3,634,615	-
Refining costs	13,392	-
General and administrative	2,681,698	2,608,931
Amortization & Depletion	795,906	125,948
Interest	494,344	-

	7,619,955	2,734,879

Loss before other items	(5,531,917)	(2,172,046)

Foreign exchange (loss)/gain	(579,547)	258,658
Gain/(loss) on equity investment	404,000	(298,000)
Interest and sundry	168,237	562,383

	(7,310)	(39,342)

Loss before income taxes	$(5,539,227)	$(2,211,388)

Income taxes (recovery)	(129,078)	64,664

Net loss	$(5,410,149)	$(2,276,052)

Loss per share (Note 9)	$(0.07)	$(0.03)

Deficit, beginning of period	$(44,577,870)	$(27,124,579)

Net loss	(5,410,149)	(2,276,052)

Deficit, end of period	$(49,988,019)	$(29,400,631)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows
	Three months	Three months
	ended	ended
	March 31, 2006	April 30, 2005
	(Unaudited)	(Unaudited)

Decrease in cash and cash equivalents

Operating
Net loss	$(5,410,149)	$(2,276,052)
Amortization & Depletion	795,906	125,948
Unrealized foreign exchange loss/(gain)	208,732	(258,658)
Stock option expense	-	1,478,080
Future income tax recovery	(129,078)	45,844
Accrued interest on long term debt	101,575	-
(Gain)/loss on long term equity investment	(404,000)	298,000
Change in non-cash operating working capital (Note 11)	(4,172,589)	1,044,439

	(9,009,603)	457,601

Investing
Acquisition of investment	(7,375,000)	-
Advances to related companies	(20,488)	(51,882)
Expenditures on mining interests and related deferred costs and acquisition of capital assets	(26,075,125)	(26,439,290)
	(33,470,613)	(26,491,172)

Financing
Repayment of capital lease	(226,082)	-
Increase in long-term debt	26,792,275	-
Proceeds from exercise of options	10,365,060	-
	36,931,253	-
Net decrease in cash and
cash equivalents	(5,548,963)	(26,033,571)

Cash and cash equivalents
Beginning of period	6,701,543	99,388,084

End of period	$1,152,580	$73,354,313

See accompanying notes to the consolidated financial statements.